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                       [LETTERHEAD OF FRB APPEARS HERE]

FOR IMMEDIATE RELEASE

               HINSDALE FINANCIAL'S BOARD UNANIMOUSLY RECOMMENDS
                                MERGER APPROVAL

HINSDALE, ILL., November 8, 1996 -- The Board of Directors of HINSDALE FINANCIAL CORPORATION (NASDAQ: HNFC), the holding company for Hinsdale Federal Bank for Savings, today reaffirmed its recommendation to shareholders to vote in favor of the proposed merger with Liberty Bancorp, Inc.

        "After thorough analysis, the board of directors has unanimously concluded that the merger is in the best interests of Hinsdale Financial and its shareholders," stated Kenne P. Bristol, president and chief executive officer. "The merger presents an exceptional opportunity to enhance the strategic value of the company and thereby further enhance shareholder investment."

        The resulting combined entity, to be named "Alliance Bancorp", will be a $1.3 billion asset company operating through 14 offices in Cook and DuPage Counties, and, Bristol noted, "will be better positioned to benefit from the ongoing consolidation taking place in the banking industry."

        Bristol continued, "The merger is expected to result in an immediate increase to both earnings and book value per share for Hinsdale Financial shareholders. Following the completion of the merger, holders will own shares in Alliance Bancorp, which intends to pay a cash dividend at an annual rate of 65 cents per share." Currently, Hinsdale Financial does not pay a dividend. "In addition, it is the intention of Alliance Bancorp, following consummation of the merger, to repurchase up to 10 percent of the outstanding common stock," Bristol added.
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        Hinsdale federal is among the goodwill litigants that have filed suit against the Federal government. According to Bristol. "The timing and amount of any recovery is uncertain We will continue to pursue the goodwill litigation to its fullest extent, recognizing that the claim will undoubtedly be subject to numerous governmental defenses and offsets which may take several years to resolve."

        According to Bristol, Hinsdale Financial's board of Directors, in consultation with its legal and financial advisors, deliberated extensively as to the goodwill issue. "The Board considered its potential value, as well as the many related uncertainties, including a separate distribution of the goodwill claim and the possible adverse tax consequences to shareholders and the company. The Board believes that the Exchange Ratio reflects a fair value of the goodwill lawsuit to Hinsdale Financial's shareholders."

        "Hinsdale Financial's business strategy does not and cannot revolve around the unknown or unpredictable outcome of litigation," asserted Bristol. "The Board believes that the merger transaction provides an excellent and timely opportunity to create a more attractive, combined company with greater potential to enhance the operational and strategic value of shareholder investment."

        Bristol asked shareholders who have not yet voted their proxies to do so. Approval of the transaction requires an affirmative vote of a majority of Hinsdale Financial's outstanding shares. Members of Hinsdale Financial's Board of Directors unanimously recommend a vote for approval of the merger and related proposals.

     FOR ADDITIONAL INFORMATION REGARDING HINSDALE FREE OF CHARGE VIA FAX,
          DIAL 1-800-PRO-INFO. USE THE COMPANY'S STOCK SYMBOL, HNFC.